Exhibit 99.1

CI Financial Completes Acquisition of Pennsylvania RIA Radnor Financial Advisors

TORONTO--(BUSINESS WIRE)--September 1, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) today announced it has completed the acquisition of Radnor Financial Advisors (“Radnor”), a registered investment advisor based in Wayne, Pa. with US$2.6 billion in assets.

“We’re excited to continue expanding and enriching our U.S. network with high-quality RIAs like Radnor,” said Kurt MacAlpine, CI Chief Executive Officer. “Adding such an experienced firm furthers our goal of building the leading wealth management platform in the United States. With a team of industry veterans dedicated to high-caliber client service, Radnor is an exemplary RIA and we’re proud to welcome them to CI.”

CI first announced an agreement to acquire Radnor in June 2021. Founded in 1989, Radnor serves a client base of over 300 high-net-worth individuals, families and senior corporate executives from its office in the Philadelphia area. The firm’s specialties include wealth management and executive compensation.

Since entering the U.S. RIA sector in January 2020, CI has become one of the country’s fastest-growing wealth platforms. With the completion of the acquisition of Radnor and another outstanding transaction, CI’s U.S. business will include 16 RIAs serving clients across the country, with assets totaling approximately US$75 billion (C$94 billion). CI’s total assets globally are expected to reach approximately US$254 billion (C$317 billion).

All amounts are as of July 31, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$309 billion (US$248 billion) in client assets as of July 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Radnor Financial Advisors, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Budros, Ruhlin & Roe will be completed and its asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com